SEC[illegible] IISSION

09058221

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McLean Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7900 Westpark Drive, Suite A320
(No. and Street)

McLean (City) VA (State) 22102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Smith (703) 827-0233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cocke, Szpanka & Taylor, CPAs, PC
(Name – *if individual, state last, first, middle name*)

1800 Robert Fulton Dr., Ste. 100, Reston, VA 20191-4346
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC
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FEB 2 6 2009
Washington, DC
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SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andy Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mclean Securities, as of 12/31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LANA B. THOMPSON
Notary Public
Commonwealth of Virginia
My Commission Expires 08/31/2011
Commission ID# 356584

Signature

Partner

Title

Feb 24/2009

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENTS OF FINANCIAL CONDITION

MCLEAN SECURITIES, LLC

	December 31, 2008	December 31, 2007
ASSETS		
CURRENT ASSETS		
Cash	$ 8,333	$ 8,144
LIABILITIES AND MEMBERS' EQUITY		
MEMBERS' EQUITY	$ 8,333	$ 8,144
	$ 8,333	$ 8,144

See notes to financial statements.

STATEMENTS OF INCOME

MCLEAN SECURITIES, LLC

	Year Ended December 31, 2008	2007
INCOME	$ 2,000,066	$ 1,939,591
EXPENSES		
Commission expense	1,007,725	1,034,674
Miscellaneous	60	146
TOTAL EXPENSES	1,007,785	1,034,820
NET INCOME	$ 992,281	$ 904,771

See notes to financial statements.

STATEMENTS OF MEMBERS' EQUITY

MCLEAN SECURITIES, LLC

BALANCE, DECEMBER 31, 2006	$ 8,422
Net income	904,771
Contributions	2,031
Withdrawals	(907,080)
BALANCE, DECEMBER 31, 2007	8,144
Net income	992,281
Contributions	0
Withdrawals	(992,092)
BALANCE, DECEMBER 31, 2008	$ 8,333

See notes to financial statements.

STATEMENTS OF CASH FLOWS

MCLEAN SECURITIES, LLC

	Year Ended December 31, 2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 992,281	$ 904,771
NET CASH PROVIDED BY OPERATING ACTIVITIES	992,281	904,771
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions of capital	0	2,031
Withdrawals of equity	(992,092)	(907,080)
NET CASH USED IN FINANCING ACTIVITIES	(992,092)	(905,049)
NET INCREASE (DECREASE) IN CASH	189	(278)
Cash, beginning of year	8,144	8,422
CASH, END OF YEAR	$ 8,333	$ 8,144

SUPPLEMENTAL DISCLOSURES
None

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

MCLEAN SECURITIES, LLC

December 31, 2008 and 2007

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

McLean Securities, LLC (the Company) is a registered FINRA broker-dealer that provides investment banking services in connection with its affiliate, The McLean Group, LLC (the Group). The Company does not have custody of client accounts. The Company's registration as a broker-dealer with the Securities and Exchange Commission became effective on October 27, 2000.

The Company uses accrual basis accounting for financial statement purposes and cash basis for income tax reporting. Securities transactions and related commissions revenue and expenses are accrued on a settlement date basis. All customers' trades are cleared through unrelated entities acting as clearing houses.

The Company qualifies under Rule 15c3-3(k)(2)(i) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

The Company maintains cash in a bank deposit account that, at times, may exceed federally insured limits. The Company has not experienced any losses in the account. Management believes the Company is not exposed to any significant risk related to cash.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned are carried at fair market value as allowed by FINRA regulations, and unrealized gains or losses are reflected in income. No securities were held at December 31, 2008 and 2007.

NOTE B - INCOME TAXES

The Company is a limited liability company, which is taxed as a partnership. Accordingly, no provision has been made for federal and state income taxes on income recognized, since these taxes are the responsibility of the members.

NOTE C - RELATED PARTY TRANSACTIONS

The Company has an agreement with the Group, a related limited liability company, that the Group will pay all operating and non-operating expenses in connection with the conduct of the affiliates' businesses, except fee-sharing disbursements, which the broker-dealer is required to pay. This agreement became effective September 1, 2001, and the Group has fully indemnified the Company against any liability or responsibility for such expenses.

During 2008 and 2007, capital transfers made to the Group totaled $992,092 and $907,080.

During 2008 and 2007, consulting fees (guaranteed payments) paid to members totaled $33,670 and $222,745.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and subparagraph (2) of rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $5,000 or one-fifteenth of the Company's aggregate indebtedness, whichever is greater. The Company's aggregate indebtedness to net capital ratio was 0 to 1. As of December 31, 2008, the Company had net capital as defined of $8,333, which was $3,333 in excess of its required net capital of $5,000.

OTHER FINANCIAL INFORMATION

MCLEAN SECURITIES, LLC

MCLEAN, VIRGINIA

December 31, 2008 and 2007

COCKE, SZPANKA & TAYLOR, CPAs, PC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Other Financial Information
Required by SEC Rule 17a-5

To the Members
McLean Securities, LLC
McLean, Virginia

We have audited the accompanying financial statements of McLean Securities, LLC as of and for the years ended December 31, 2008 and 2007, respectively, and have issued our report thereon dated February 6, 2009. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cocke, Szpanka & Taylor, CPAs, PC

February 6, 2009

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

COMPUTATION OF NET CAPITAL

MCLEAN SECURITIES, LLC

December 31, 2008

Total members' equity		$ 8,333
Deduct: Non-allowable assets		0
Add: Liabilities subordinated to claims of general creditors		0
	NET CAPITAL	$ 8,333

See auditor's report on other financial information.

NET CAPITAL RECONCILIATION

MCLEAN SECURITIES, LLC

December 31, 2008

In accordance with Rule 17A-5(d)(4), we are reporting the following differences that we found when comparing our report on the computation of net capital under Rule 15c3-1 with the focus report as filed by McLean Securities, LLC for the year ended December 31, 2008.

DIFFERENCES WITH FOCUS REPORT	$ 0

See auditor's report on other financial information.

COCKE, SZPANKA & TAYLOR, CPAs, PC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Members
McLean Securities, LLC
McLean, Virginia

In planning and performing our audit of the financial statements of McLean Securities, LLC (the Company) for the years ended December 31, 2008 and 2007, respectively, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cocke, Szpanka & Taylor, CPAs, PC

February 6, 2009

INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-3

MCLEAN SECURITIES, LLC

December 31, 2008

The Company qualifies under Rule 15c3-3(k)(2)(i) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

See auditor's report on other financial information.

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

MCLEAN SECURITIES, LLC

MCLEAN, VIRGINIA

December 31, 2008 and 2007

CONTENTS

COCKE, SZPANKA & TAYLOR, CPAs, PC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Members
McLean Securities, LLC
McLean, Virginia

We have audited the accompanying statements of financial condition of McLean Securities, LLC as of December 31, 2008 and 2007, and the related statements of income, members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McLean Securities, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Cocke, Szpanka & Taylor, CPAs, PC

February 6, 2009

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580